22004674

ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-36266

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

APR 01 2022

Washington DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Greenbrier Diversified, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8530 Wilshire Blvd, Suite 200
(No. and Street)

Beverly Hills	CA	90211-3113
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Borris	442-300-2620	hmborris@borrisnii.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA, INC.
(Name – if individual, state last, first, and middle name)

1999 AVE OF THE STARS #1100	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Howard M. Borris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greenbrier Diversified, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Pres

[signature: Mary E Steele]
Notary Public see attached

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Riverside

Subscribed and sworn to (or affirmed) before me this 30th day of MARCH 2022 by HOWARD M. BORRIS, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Mary E Steele

Signature

MARY E. STEELE
COMM. #2344145
Notary Public - California
Riverside County
My Comm. Expires Feb. 22, 2025

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH for FINANCIAL

(Title or description of attached document)

Statements for year ending 12/31/2021

(Title or description of attached document continued)

Number of Pages 16 Document Date NONE

(additional information)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Shareholders of Greenbrier Diversified, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenbrier Diversified, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.1 17a-5. In our opinion, Schedules I and JI are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA, INC.

DCPA, Inc.

We have served as the Company's auditor since 2021
Century City, California
March 30, 2022

Greenbrier Diversified, Inc.

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	38,857
Membership fees		500
Other Assets		800
Total assets	**$**	**40,157**

Liabilities and Stockholder's Equity

Liabilities	$	-
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 100,000 shares issued and outstanding	$	10,000
Retained Earnings		30,157
Total stockholder's equity		**40,157**
Total liabilities and stockholder's equity	**$**	**40,157**

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.

Statement of Income
For the Year Ended December 31, 2021

Revenues		
Commissions	$	46,514
Total revenues		**46,514**
Expenses		
Other operating expenses		12,057
Total expenses		**12,057**
Net income (loss) before income tax provision	**$**	**34,457**
Income tax provision		800
Net income	**$**	**33,657**

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Common Stock		Accumulated (Deficit) / Retained Earnings		Total	
Balance at December 31, 2020	$	10,000	$	(3,500)	$	6,500
Distributions to stockholder		-				
Net income (loss)		-		33,657		33,657
Balance at December 31, 2021	**$**	**10,000**	**$**	**30,157**	**$**	**40,157**

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flow from operating activities:		
Net income (loss)		$ 33,657
Adjustments to reconcile net income to net cash provided by operating activities:		
Other Assets	(800)	
Total adjustments		(800)
Net cash provided by operating activities		32,857
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		**32,857**
Cash at beginning of year		6,000
Cash at end of year		**$ 38,857**
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Greenbrier Diversified, Inc. (the "Company") was incorporated in the State of California on June 17, 1986. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business. The Company primarily serves individual customers in Southern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), accordingly, the Company is exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however, there is no material difference between trade date and settlement date for the Company. Commission revenues are recognized in the period earned. The Company also earns trailing commissions which are variable and unpredictable in nature. Trailing commissions are generally recorded at the time they are received due to their variability.

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exist a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision shown on the statement of income is the California minimum franchise tax.

Note 3: RELATED PARTY TRANSACTIONS

There is no rent on the books because the company operates out of the home of the 100% stockholder.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined there were no events that took place that would have a material impact on its financial statements.

Note 5: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

The F ASB issues Accounting Standards Updates ("ASUs") to amend the authoritative literature in Accounting Standards Codification ("ASC"). There have been several AS Us to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $39,657 which was $34,657 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.0 to 1, which is less than the 15 to 1 maximum allowed.

Note 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 8: COVID-19

The worldwide outbreak and continuing effects of coronavirus (COVID-19) and its variants, may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Greenbrier Diversified, Inc
Schedule I – Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2021

Computation of net capital		
Common stock	$ 10,000	
Retained Earnings	30,157	
Total stockholder's equity		$ 40,157
Less: Non-allowable assets		
Membership fees	(500)	
Total non-allowable assets		(500)
Net Capital		**39,657**
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 0	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 34,657
Ratio of aggregate indebtedness to net capital	0.0 to 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17 A-5 report dated December 31, 2020.

See report of independent registered public accounting firm

Greenbrier Diversified, Inc
Schedule II – Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-1
December 31, 2021

The Computation for determination of the reserve requirements and information relating to possession or control Requirements for brokers and dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as direct mutual fund, annuities, and the sale of 529 plans. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Greenbrier Diversified, Inc
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Shareholders of Greenbrier Diversified, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Greenbrier Diversified, Inc. claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing direct mutual fund, annuities, and the sale of 529 plans. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Greenbrier Diversified, Inc. did not identify any exceptions with their exempt status throughout the year ended December 31, 2021. Greenbrier Diversified, Inc.'s management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greenbrier Diversified, Inc.'s compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Greenbrier Diversified, Inc.

DCPA, INC.

DCPA, Inc.

Century City, California
March 30, 2022

GREENBRIER DIVERSIFIED, INC.

8530 WILSHIRE BOULEVARD SUITE 200
BEVERLY HILLS, CALIFORNIA 90211-3113
TELEPHONE (310) 358-1800
FACSIMILE (310) 358-1813

MEMBER: NASD
SIPIC

Assertions Regarding Exemption Provisions

We, as members of management of Greenbrier Diversified, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 1 7a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing direct mutual fund, annuities, and the sale of 529 plans. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ending December 31, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2021.

Greenbrier Diversified, Inc.

By:

Howard Borris, President